Exhibit 4.47

Contract No.: 001202021K00272	Liandai Technology (Sales Department)

Credit Contract

[Unofficial English Translation]

Shenzhen Rural Commercial Bank

Shenzhen Rural Commercial Bank	Innovating Finance, and Serving Community

Column of Parties to the Contract:

Credit Grantor (Lender): Shenzhen Rural Commercial Bank Longhua Sub-branch

Legal Representative/Person in Charge: Liu Yachun

Address: No. 1003, Minzhi Avenue, Longhua District, Shenzhen Tel.: 28192182

Credit Applicant (Borrower): United Time Technology Co., Ltd.

ID Card No.:

Legal Representative/Person in Charge: Bao Minfei

Warrantor (Guarantor): Bao Minfei

ID Card No.: 510402197304140958

Legal Representative/Person in Charge:

Guarantor (Mortgagor): Bao Minfei

ID Card No.: 510402197304140958

Legal Representative/Person in Charge:

(Note: It is unnecessary for natural persons to fill in the item “Legal Representative/Person in Charge”, and it is unnecessary for legal persons and unincorporated organizations to fill in the item “ID Card No.”)

The Credit Grantor, Credit Applicant and Guarantee reach this Contract through full negotiation on the basis of equality and voluntariness in accordance with the relevant laws and regulations of the People’s Republic of China and the provisions of the relevant interest rate documents of the People’s Bank of China for adherence.

This Credit Contract is made in quadruplicate, with the Credit Grantor holding two copies, and the Credit Applicant, the Guarantee and the Mortgage (Pledge) Registration Authority each holding one copy, and the Contract number is 001202021K00272, which has the same legal effect.

Terms of Credit

Article 1 Credit Line

The Credit Grantor provides the Credit Applicant with a credit line of RMB (in words) two million yuan only (in number ¥2,000,000.00), with a credit period of 36 months from July 16, 2021 to July 16, 2021 (the Credit Line).

Article 2 The Credit Line under this Contract can be used for the following first business type (multiple choices are allowed): 1. Loan; 2. Discount of Commercial Acceptance Bill; 3. Discount of Bank Acceptance Bill; 4. Acceptance of Bank Acceptance Bill; 5. Issuance of Guarantee; and 6. Other--.

Article 3 This Credit Line shall be used in the following second way: 1. Recyclable; 2. Not recyclable; and 3. Otherwise agreed.

Article 4 The guarantee of this Contract adopts the following second and third methods (multiple choices are allowed): 1. Credit method and the Credit Applicant does not need to provide a guarantee;

2. Bao Minfei shall be the Guarantor for the arrears owed by the Credit Applicant under this Contract, and shall Bao Minfei shall bear joint and several liabilities for the maximum amount;

3. Bao Minfei shall provide a mortgage guarantee of the maximum amount for the arrears owed by the Credit Applicant under this Contract with his/her legally owned and disposable property (see the List of Mortgaged Property, hereinafter referred to as the Property);

4. ---- shall provide a pledge guarantee of the maximum amount for the arrears owed by the Credit Applicant under this Contract with his/her legally owned and disposable ---- property (rights);

5. Other guarantee methods----.

Article 5 Disputes that cannot be settled through negotiation between the parties shall be settled by the first of the following methods.

1. To bring a lawsuit to the people’s court at the Credit Grantor’s place; 2. To apply to the ----arbitration commission for arbitration, the commission shall make a final decision in accordance with the arbitration rules in force at that time, and the final decision shall be binding for each party.

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Shenzhen Rural Commercial Bank	Innovating Finance, and Serving Community

Article 6 Special Agreements between the Parties. In case of any inconsistency between other clauses of this Contract and this clause, this clause shall prevail.

1. A non-recyclable Credit Line of RMB 2 million yuan only valid for 3 years. The real estate of Bao Minfei (S.F.D.Z. No. 4000573717) shall be remortgaged as the guarantee, and Bao Minfei shall bear joint and several guarantee liabilities. The Credit Line will be established after the mortgage is properly registered.

The credit line has one non-recyclable sub-credit line shall be established. The sub-credit line is RMB 2 million yuan with a valid period of 3 years, and a fixed annual interest rate of 7%. The Interest shall be paid on a monthly basis. 1% of the principal shall be repaid on a monthly basis. The balance shall be used as working capital and shall be fully repaid on the due date.

2. (1) A monthly operating income of the Credit Applicant or related party not less than RMB 2 million yuan shall be credited in the Credit Applicant or related party’s supervised bank account, and other payments can only be made after the principal and interest are paid in full amount on a monthly basis; (2) Before the loan is issued, the Credit Applicant shall pay the loan under the contracts (Contract No. 001202018K00152 and 001202018K00153) between the Credit Applicant and the credit grantor; (3) If the settlement amount has reached RMB 3 million yuan for three consecutive months, the interest can be calculated at a fixed annual interest rate of 6%. All the above conditions must be met, otherwise the Credit Grantor shall have the right to raise the loan interest rate by 50% from the date of payment or have the right to recover the payment in advance.

Article 7 All Debts under this Contract (collectively, the “Arrears” )

All debts under this Contract refer to all amounts owed by the Credit Applicant to the Credit Grantor, including: Loan principal, interest, penalty interest, compound interest, liquidated damages, damages; Costs incurred to the Credit Grantor in excising the real rights under this Contract, keeping the guarantee and realizing the right for security (including but not limited to fees and expenses of legal, arbitration, preservation, travel, execution, evaluation, auction, audit, inquiry, notarial, delivery, announcement, attorney and etc.); All losses and other expenses payable by the Credit Grantor due to the Credit Applicant’s breach of contract; All expenses and losses arising from the creditor’s rights; and Related expenses paid by the Credit Guarantor on behalf of the Credit Applicant.

Term of Credit Line

Article 8 The Credit Line refers to the maximum limit provided by the Credit Grantor to the Credit Applicant after comprehensive evaluation of the credit, financial status, operation and management of the Credit Applicant, including local and foreign currency loans, trading finance, discount, letter of guarantee and other businesses.

Article 9 The sum of all credit balances under this Credit Line shall not exceed the Credit Line at any time; the credit balance of a single type of business shall not exceed the specifically agreed maximum credit line for this type of business; and the sum of the used line of non-recyclable Credit Line shall not exceed the maximum limit of non-recyclable Credit Line.

Article 10 Credit Period refers to the effective period of the Credit Line provided by the Credit Grantor to the Credit Applicant. The Credit Applicant shall use the credit line provided by the Credit Grantor within the current period. The maturity date of a single credit shall not exceed the termination date of the credit period. After the expiration of the credit period, the credit line shall be terminated automatically.

Article 11 If the Credit Applicant needs to use the Credit Line, it must apply one by one and provide relevant information as requested by the Credit Grantor. After the approval of the Credit Grantor, a Loan Receipt and Loan Contract shall be signed with the Credit Grantor, and the Credit Grantor shall go through the procedures of entering an item of expenditure in the accounts.

Article 12 The Credit Grantor has the right to charge the Credit Applicant a quota occupation fee. The annual rate of the quota occupation fee of this Contract is 0.00% and shall be charged by the following third method. (This clause is not applicable to Credit Applicant who is SMEs):

1. It shall be calculated on a daily basis and be charged monthly (on the repayment date) from the Credit Applicant. The daily quota occupation fee is calculated by multiplying the unused Credit Line on the current day with the annual rate and divided by 360;

2. One-time collection according to the actual unused Credit Line at the time of collection. Quota occupation fee = unused Credit Line × remaining Credit Period days × annual rate/360;

3. Agreed Separately.

Article 13 If the Credit Line is used for non-loan businesses, the specific business contracts and agreements may be signed separately.

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Shenzhen Rural Commercial Bank	Innovating Finance, and Serving Community

Term of Maximum Guarantee

Article 14 Agreement of Guarantee

(I) The Credit Grantor is the creditor and the real right holder, and his/her real right for security includes mortgage, pledge and others. The Guarantor, Mortgagor, Pledgor and other guarantee providers shall be collectively referred to as the Guarantee, and the mortgaged property, pledge and other guarantees and rights shall be collectively referred to as the Guarantee. For details of the guarantee, please refer to Article 4 and the List of Guarantees attached to this Contract.

(II) Scope of Guarantee: please refer to Article 7 of this Contract for details of all debts under this contract.

(III) Guarantee Period: If the guarantor provides guarantee, the Guarantee Period shall be three years from the effective date of this Contract to the expiration date of the contract performance period. If the guaranteed debt is installment, the expiration date of the contract performance period shall be the expiration date of the last debt performance period. If the guarantee is provided by means other than guarantee, mortgage or pledge, the Guarantee Period shall begin from the effective date of this Contract and end on the repayment date of all debts under this Contract.

(IV) The maximum amount of creditor’s right is (1) a principal of RMB (in words) two million yuan only (in number ¥2,000,000.00) and the interest, penalty interest, compound interest, liquidated damages, damages; (2) Costs incurred to the Credit Grantor in excising the real rights under this Contract, keeping the guarantee and realizing the right for the guarantee (including but not limited to fees and expenses of legal, arbitration, preservation, travel, execution, evaluation, auction, audit, inquiry, notarial, delivery, announcement, attorney and etc.); (3) All losses and other expenses payable by the Credit Grantor due to the Credit Applicant’s breach of contract; (4) All expenses and losses arising from the creditor’s rights; and (5) Related expenses paid by the Credit Guarantor on behalf of the Credit Applicant. If there is another agreement between the Credit Grantor and the Guarantor, such agreement shall prevail.

If the total amount of all debts of the Credit Applicant under this Contract exceeds the maximum amount of the creditor’s rights, the Guarantor shall still bear joint and separate liability for the excess.

(V) The guarantee under this Contract shall be valid, irrevocable and unconditional, and the guarantee liabilities of the Guarantor shall not be reduced or exempted due to the following circumstances.

1. Fraud, reorganization, suspension of business, bankruptcy or change or loss of civil qualifications of the Credit Applicant or other guarantors;

2. If the Credit Applicant or other guarantors violates the Contract, the Credit Grantor shall take sanction measures against them for the breach of the Credit Contract;

3. If the Credit Applicant and the Credit Grantor reach a reforming, reorganization or settlement agreement on the debts under this Contract.

(VI) If there are multiple guarantees under this Contract, each guarantor shall independently bear joint and several guarantee liabilities for all arrears under this Contract. If the Credit Applicant breaches the Contract, the Credit Grantor shall have the right to directly require each guarantor to immediately perform the guarantee liabilities individually or jointly. The Credit Grantor shall have the right to waive, change or relieve the guarantee liabilities of one Guarantor, and the other guarantors shall still perform the guarantee liabilities according to the agreement in this Contract.

(VII) If the registration of mortgage, pledge or other guarantee and notarization is required by law, the Guarantor shall handle it in time according to the requirements of the Credit Grantor. On the date of completing registration, the original documents of Property Right Certificate of Mortgaged Property or Certificate of Use Right, Pledged Property, Certificate of Rights, other title certificates of guarantee and registration certificate shall be possessed and kept by the Credit Grantor.

(VIII) In case of major changes in the Guarantor or the Guarantee that may affect the guarantor’s ability, the Credit Grantor shall have the right to require the Credit Applicant or Guarantor to separately provide a full guarantee and cooperate in handling relevant formalities on assessment, registration, etc. If the Guarantee is damaged, lost or otherwise damaging the Credit Grantor’s rights due to the fault of the Guarantor, the Guarantor shall bear joint and several liabilities for the losses caused to the Credit Grantor regardless of the cause of the infringement and the infringer.

(IX) The Guarantor specifically acknowledged and agreed that, during the performance of the Contract, it is unnecessary for the Credit Grantor and the Credit Applicant to obtain the consent of the Guarantor for any change in the Loan Contract except for the renewal of the credit or the increase of the loan principal, and the Guarantor shall not be exempted from liabilities due to the change in the Credit Contract.

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Shenzhen Rural Commercial Bank	Innovating Finance, and Serving Community

(X) The Guarantor confirms that no matter what method the Credit Applicant and the Credit Grantor adopt to enter an item of expenditure in the accounts, the amount, term and repayment method of credit funds including loans that do not exceed the Credit Line shall be determined by the Credit Applicant and the Credit Grantor, and the Guarantor shall know all about this and have no objection.

(XI) If the Credit Grantor claims the guaranteed right because the Credit Applicant failed to pay off the arrears on time, resulting in the guarantees being sealed up or detained by the people’s court according to law, the Credit Grantor shall have the right to collect the natural income separated from the guarantees and the legal income collected by the Guarantor on guarantees.

(XII) Without the written consent of the Credit Grantor, the mortgagor shall not dispose of the mortgaged property in any form such as transfer, division, re-mortgage, debt repayment, etc. or set restrictions that hinder the Credit Grantor from exercising the mortgage right. If the mortgaged property is transferred without the written consent of the Credit Grantor, the Credit Grantor has the right to demand to pay the debts or exercise the mortgage right in advance. Without the written consent of the Credit Grantor, it is not allowed to lease the mortgaged property, create the right of residence or the easement and other rights burdens on it. Otherwise, the Credit Grantor has the right to demand to pay the debts or exercise the mortgage right in advance and to require the mortgagor to bear joint and several guarantee liabilities for the exercise of all principal creditor’s rights.

(XIII) After all the arrears under this Contract are repaid, the Real Right Certificate, Pledged Property and Property Insurance Policy kept by the Credit Grantor shall be returned to the Guarantor, and the Credit Grantor shall assist the Guarantor in handling the formalities for cancellation of guarantee registration. If the ownership of the same guarantee belongs to two or more persons, the Credit Grantor shall be deemed to have fulfilled the obligation of return to all parties concerned if it returns the Real Right Certificate, Pledged Property and Property Insurance Policy to one of the owners.

Article 15 Other Agreements on Guarantee

1. If there is both property guarantee and personal guarantee under this Contract, the Credit Grantor has the right to either exercise the creditor’s rights on the guarantee, and or directly require the guarantor to bear the guarantee responsibility without exercising the creditor’s rights on the material guarantee first. If both the Credit Applicant and a third party provide security for the property, the Credit Grantor has the right to decide to exercise the creditor’s rights on either of the guarantees first.

2. If the Guarantor fails to assume the guarantee liabilities as agreed in this Contract, the Credit Grantor has the right to deduct the money from the accounts of the Guarantor in all business agencies of Shenzhen Rural Commercial Bank until all the arrears under this Contract are paid off.

Article 16 Other Agreements on Mortgage

1. Before renting, investing the mortgaged property at a fixed price, or setting the right of residence or setting the easement on it, the Mortgagor shall obtain the written consent of the Credit Grantor.

2. During the Mortgage Period, the mortgaged property shall be kept by the Mortgagor or its entrusted agent, who shall be responsible for repairing and maintaining the mortgaged property and ensuring that the mortgaged property is in good condition, and shall be subject to inspection by the Credit Grantor from time to time.

Article 17 Other Agreements on Pledge

1. During the Contract Period, if any loss occurs to the pledged property due to force majeure, the Credit Grantor shall not be liable for any compensation.

2. If the pledged property is a right, and if laws and regulations require that the pledge act be recorded in the certificate of right, the pledge act shall be recorded accordingly.

Article 18 Exercising of mortgage: If the Credit Applicant (debtor) fails to perform the due debt and the Credit Applicant or Guarantor breaches the Contract, the Credit Applicant may agree with the mortgagor to discount the mortgaged property or give priority to compensation with the proceeds from auction or sale of the mortgaged property. Where no agreement on the means of exercising the mortgage right is achieved between the Credit Applicant and the mortgagor, the mortgagee may require the people s court to auction or sell off the mortgaged property.

Exercising of pledge right: If the credit applicant (debtor) fails to perform the due debt and the Credit Applicant or Guarantor breaches the Contract, the Credit Grantor may agree with the pledgor to discount the pledged property or give priority to compensation with the proceeds from auction or sale of the pledged property.

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Shenzhen Rural Commercial Bank	Innovating Finance, and Serving Community

Ways of exercising other real rights for security shall be realized in accordance with the provisions of the law and for the biggest interests of the Credit Grantor.

Article 19 When exercising the right of recourse, the mortgagor and the pledgor shall not harm the interests of the Credit Grantor. If the Guarantor fails to fully perform the guarantee responsibilities and obligations agreed in this Contract, the Guarantor shall not claim compensation or claim rights against the Credit Applicant, and the Guarantor shall not harm the interests of the Credit Grantor when exercising the right of recourse.

Article 20 Insurance

(I) If required by the Credit Grantor, the Guarantor shall, before using the Credit Line, buy insurance of the guarantee according to the types, period and amount of the insurance, and qualification of insurer required by the Credit Grantor, and the original insurance policy shall be handed over to the Credit Grantor for safekeeping.

(II) If the Credit Grantor is the beneficiary of the mortgaged property insurance, subject to any of the following conditions, the insurance expenses shall be jointly borne by the Credit Grantor and the Guarantor in a ratio of 3:7. Otherwise, the insurance cost shall be borne by the Guarantor.

1. The main body of Credit Applicant is a small or micro-enterprise.

2. The main body of Credit Applicant is individual industrial and commercial households or small and micro-enterprise, and the loan is used for production and operation.

(III) The insurance compensation shall be used to repay the arrears under this Contract, and the Guarantor shall irrevocably authorize the Credit Grantor to receive the insurance compensation on its behalf and to have priority to receive compensation of the secured creditor’s rights. For the insufficient part, the Credit Grantor shall have the right to dispose of the guarantee in accordance with the provisions of the Civil Code of the People’s Republic of China and shall return the excess part to the beneficiary in the next order.

(V) The Guarantor shall ensure to pay the insurance premium on time and shall not withdraw the insurance during the period of guarantee. If the Credit Applicant fails to pay off the arrears during the Credit Period or at the expiration of the insurance period, and if the insurance is interrupted or not renewed, the Credit Applicant shall have the right (but no obligation) to buy the insurance on its behalf. All relevant expenses shall be paid by the Guarantor, and the Credit Applicant shall be jointly and severally liable for repayment. The losses caused by the interruption of the insurance shall be assumed by the Guarantee.

Special Declarations and Guarantees

Article 21 Special Declaration and Guarantee of the Credit Applicant and Guarantor (hereinafter collectively referred to as “Declaration”)

1. The Declarant shall have the complete capacity for civil rights and civil conducts that will not affect the legal effect of this Contract.

2. The Declarant promises to abide by the principle of good faith. All information provided by the Declarant to the Credit Grantor before and after the granting of credit shall be true, accurate, complete, legal and effective, and shall not contain any major errors or omissions that are inconsistent with the facts.

3. The Declarant has been fully authorized or approved by the superior department or the unit’s competent decision-making body to sign this Contract, and this Contract shall have legal and effective binding force on the Declarant from the date of signing.

4. The signing of this Contract is the true intention of the Declarant, and there is no fraud or coercion.

5. During the effective period of this Contract, if any major event that affects the performance of its obligations under this Contract or may adversely affect the Declarant and its main property is occurred or planned to be carried out on the Declarant, the Declarant shall immediately notify the Credit Grantor in writing within ten days since the occurrence of such event and provide relevant explanatory materials, meanwhile. It shall also actively implement the measures for timely repayment of the arrears under this Contract according to the requirements of the Credit Grantor. Major events that may have adverse effects include:

a. The change or modification of the equity structure, industrial and commercial registration, business scope and articles of association of the company, or the contracting, leasing, shareholding system reform, joint operation, merger (consolidation), division, equity restructuring, and other forms of alteration of property right or adjustment of the business model such as joint investment and cooperating with foreign investors;

b. The Declarant or its main management personnel (such as legal representatives, directors, financial officers, etc.) are involved in party (government) discipline investigation, major economic disputes, litigation, arbitration or criminal, administrative punishment, seizure, detention or other disputes;

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Shenzhen Rural Commercial Bank	Innovating Finance, and Serving Community

c. Its business license is revoked, the company is dissolved, closed down, suspended, declared bankrupt, or itself is unemployed, dead (including declared dead) or missing (including declared missing);

d. The Declarant or its controlling shareholders or actual controllers have suffered heavy losses or deficits;

e. Related party transactions accounting for more than 10% of the net assets of the Credit Applicant occur. The contents of the report include the relationship between the parties to the transaction, the transaction items, nature and amount, or corresponding proportion and pricing policy of the transaction (including transactions with no amount or only symbolic amount);

f. The ownership disputes occur over secured properties, other major properties and settlement accounts, or the preservation measures are taken;

g. Other major matters that may affect its solvency or guarantee ability, or circumstances that endanger the safety of the creditor’s rights of Credit Grantor.

6. The signing of this Contract or the performance of its obligations under this Contract by the Declarant does not violate any other contracts entered into by the Declarant, nor does it cause any conflicts in laws and commercial interests with other contracts entered into by the Declarant.

7. The purpose of credit granting shall comply with laws, regulations and national policies. The Credit Applicant shall not change the purpose of the loan or use the loan for other purposes without authorization, and shall not use the loan for purposes prohibited by laws and regulations such as investment in securities and equity.

8. The laws and regulations of the state shall be strictly abode by to carry out production and business, and the formalities for the annual inspection and annual review shall be handled on time.

9. Any creditor’s rights that have expired or not have expired shall not be given up, and the existing main property and creditor’s rights shall not be disposed free of charge or in other inappropriate ways.

10. The Guarantor shall have legal, complete and undisputed ownership or disposition of the secured properties, which shall not be used to provide guarantee for any third party before this Contract. The Guarantor has not entered into a mortgage contract, a pledge contract or any other contract bearing the function of security with any third party.

11. The Declarant shall not transfer any rights and obligations under this Contract without the written consent of the Credit Grantor.

12. During the credit granting period, the post loan inspection conducted by the Credit Grantor to the Declarant or secured properties shall be unconditionally accepted, and all necessary materials including but not limited to financial statements, bank account settlement statements, and tax payment vouchers shall be provided as required by the Credit Grantor.

Term of Rights and Obligations

Article 22 The Credit Applicant shall enjoy the following rights

1. Have the right to require the Credit Grantor to provide loans or other credits under the credit line according to the conditions agreed in this Contract;

2. Have the right to use loans or other credits under the credit line as agreed in this Contract;

3. Have the right to require the Credit Grantor to keep confidential the production, operation, property, account and other information provided by the Credit Applicant, except as otherwise agreed by laws, regulations and this Contract.

Article 23 The Credit Applicant shall undertake the following obligations

1. Repay the arrears in full and on time as agreed in this Contract and the Loan Receipt. If the repayment date is “T”, the Credit Applicant shall deposit sufficient funds to pay the arrears (as at “T”) into the account agreed in the Contract before the end of the counter business of the Credit Grantor on date “T-1”, and irrevocably authorize the Credit Grantor to directly deduct the arrears from the account; If the funds in the account are not sufficient to pay the arrears, the Credit Grantor has the right to deduct the arrears from any other accounts opened by the Credit Applicant in all business agencies of Shenzhen Rural Commercial Bank Co., Ltd., and has the right to control the funds in the relevant accounts. The controlled amount shall be limited to the total amount of arrears; If the currency of the deducted amount is inconsistent with the currency of this Contract, the deducted amount shall be calculated according to the applicable exchange rate of the corresponding currency announced by the Credit Grantor on the deduction date;

2. Provide the documents and materials required by the Credit Grantor, as well as all the deposit banks, account numbers and balances of deposits and loans, to ensure the normal status of the loan issuing and repayment accounts (including not being sealed up and frozen) and cooperate with the investigation, review and inspection of the Credit Grantor;

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Shenzhen Rural Commercial Bank	Innovating Finance, and Serving Community

3. Use the credit line according to the purpose agreed in this Contract;

4. Accept the Credit Grantor’s inspection and supervision on the use of its credit line and related production, operation and financial activities, and provide post loan management information in time as required by the Credit Grantor. The information includes but is not limited to the usage records of loan funds, transaction contracts, financial statements, etc.;

5. The Credit Applicant shall notify the Credit Grantor in writing and obtain the consent of the Credit Grantor before implementing the following acts:

a. Apply for credit or loans from financial institutions other than the Credit Grantor.

b. Provide any form of guarantee for third parties.

c. Conduct the acts listed in Item a, Paragraph 5, Article 21 of the Contract.

Article 24 The Credit Grantor shall enjoy the following rights

1. If the information provided by the Credit Applicant does not meet the requirements of the Credit Grantor or the credit granting item lags behind the progress of the use of credit funds, the Credit Grantor shall have the right to refuse the application for the use of credit line and the payment entrustment of the Credit Applicant;

2. The Credit Grantor shall have the right to require the Credit Applicant to repay the arrears on schedule, and decide the deduction sequence of various arrears;

3. The Credit Grantor shall have the right to require and supervise the Credit Applicant to use the credit line according to this Contract or each specific Contract;

4. The Credit Grantor shall have the right to carry out post loan inspection on the Credit Applicant, Guarantor and secured properties, and require the Credit Applicant and Guarantor to eliminate any adverse effects on the performance of the obligations under this Contract;

5. The Credit Grantor may recover the loan and other credits in advance according to the withdrawal of funds from the Credit Applicant.

6. If the Credit Applicant and the Guarantee fail to perform the stipulations and obligations of this Contract, the Credit Grantor shall have the right to take the sanctions for breach of Contract agreed in this Contract.

7. Before the creditor’s rights of the Credit Grantor are due, if the limitation of action for the creditor’s rights or the subordinate rights related to the creditor’s rights of the Credit Applicant are about to expire or the bankruptcy creditor’s rights are not declared in time, which affects the realization of the creditor’s rights of the Credit Grantor, the Credit Grantor may subrogate to request the relative person of the Credit Applicant to perform the obligations for the Credit Grantor, to declare to the bankruptcy administrator or to conduct other necessary acts.

Article 25 The Credit Grantor shall undertake the following obligations

1. Provide credit to the Credit Applicant within the credit line according to the stipulations of this Contract, each specific Contract and the receipt for a loan;

2. Have to keep confidential the assets, production, operation and finance of the Credit Applicant and the Guarantee, except for the use of the Credit Grantor due to relevant business needs and otherwise provided by laws and regulations.

Article 26 The Guarantor shall enjoy the following rights

1. Know the arrears under this Contract and the repayment of the Credit Applicant from the Credit Grantor.

2. Have the right to require the Credit Grantor to keep confidential the production, operation, property, account and other information provided by the Guarantee, except as otherwise agreed by laws, regulations and this Contract.

Term of Default

Article 27 If the Credit Applicant or Guarantor fails to perform any agreement in this Contract, or if the “special statements and warranties” made by the Credit Applicant or Guarantor are false or faulty or are not performed, it shall be deemed as a breach of Contract and the Credit Applicant or Guarantor shall bear the liability for the breach of Contract according to law.

Article 28 Without the written consent of the Credit Grantor, the Credit Applicant and the Guarantee shall not terminate this Contract for any reason including but not limited to the breach of Contract by either party to the Contract.

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Shenzhen Rural Commercial Bank	Innovating Finance, and Serving Community

Article 29 Under the following circumstances, the Credit Grantor shall have the right to suspend or terminate the Contract, announce the early maturity of all loans already issued, and stop issuing the loans not yet issued. The Credit Applicant shall immediately repay the loans already issued, other credits and other arrears as required by the Credit Grantor, and the Guarantor shall immediately perform the guarantee liabilities as required by the Credit Grantor:

1. The credit status of the Credit Applicant declines or the credit record deteriorates;

2. The Credit Applicant or Guarantor fails to perform the special terms agreed in the Article 6 of this Contract;

3. The Credit Applicant transfers the credit funds or purchases other financial products for arbitrage;

4. Part of the Contract is invalid or violates laws and regulations for whatever reason;

5. The credit granting under this Contract does not conform to the provisions of the new laws and regulations due to changes in the original applicable laws and regulations;

6. Changes in national laws and regulations or local government policies (including the financial management policies of the People’s Bank of China, China Banking and Insurance Regulatory Commission and other regulatory agencies) occur, leading to changes in the credit policy of the Credit Grantor or violations of relevant policies and regulations in this Contract.

Article 30 If the Credit Applicant and the Guarantor breach the Contract, the Credit Grantor has the right to take the following sanctions for the breach of Contract respectively or simultaneously. The Credit Applicant and the Guarantor have no objection to this:

1. Require the Credit Applicant and the Guarantor to correct the acts breaching the Contract or increase the measures to guarantee the repayment of arrears under this Contract;

2. Reject any application for the use of the credit line by the Credit Applicant;

3. Require the Credit Applicant to repay or repay in advance the loans issued, arrears and other credits;

4. Directly deduct the deposits in accounts opened by the Credit Applicant or Guarantor in any business institutions of Shenzhen Rural Commercial Bank Co., Ltd. to pay off the arrears of the Credit Applicant, which shall not constitute an obligation;

5. Have the right to require the Guarantor to perform the guarantee liabilities and pay off or pay off in advance all the arrears under this Contract on behalf of the Credit Applicant;

6. Have the right to charge liquidated damages not exceeding 10% of the amount of the loan that the Credit Applicant fails to pay and use as agreed;

7. Suspend/terminate the execution of the Contract or unilaterally terminate the Contract;

8. Have the right to implement credit sanctions in accordance with relevant regulations of the People’s Bank of China;

9. Collect by carrying out legal procedures in accordance with the law.

Article 31 In any of the following circumstances, the Credit Grantor shall have the right to immediately bring a lawsuit or arbitration to collect the loan and other arrears:

1. The Credit Applicant fails to repay the principal and interest of the loan in full and on time as agreed in this Contract;

2. The Credit Applicant or Guarantor provides false loan application information or post loan inspection information to the Credit Grantor;

3. The Credit Applicant fails to use the loan for the purpose agreed in this Contract or fails to make payment according to the agreed payment method;

4. The Credit Applicant or Guarantor breaches the Contract and fails to correct, repay or assume the guarantee liabilities as required by the Credit Grantor;

5. The Credit Applicant or Guarantee breaches the Contract and the Credit Grantor believes that it damages its legitimate rights and interests.

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Shenzhen Rural Commercial Bank	Innovating Finance, and Serving Community

Article 32 During the performance of this Contract, the Credit Grantor’s consent to bear, extend a time limit or postpone the performance for any breach of Contract by the Credit Applicant or Guarantor, or the postponing of the execution of the rights and interests that the Credit Grantor shall enjoy under this Contract shall not affect, damage or restrict the rights and interests that the Credit Grantor shall enjoy in accordance with the law or under this Contract, nor shall it be regarded as the permission or recognition of the Credit Grantor for any breach of Contract, or the Credit Grantor’s waiver of the right to take actions against the existing or future breach of Contract.

Other Provisions

Article 33 Requirements of the Credit Grantor, Credit Applicant and Guarantor on the Notice Related to this Contract.

1. The Credit Grantor’s notice or request to the Credit Applicant and Guarantor may be delivered by hand, letter, media (including the Credit Grantor’s website, the same below), e-mail, short message, telephone, instant messaging, fax, etc. If the letter is sent by registered mail or express delivery, it shall be deemed to have been delivered three days after it is sent; if delivered by hand, it shall be deemed as delivered if it is accepted by the recipient, and if the recipient refuses to accept it, it shall be deemed to have been served on the date of rejection.

2. The notice or request of the Credit Applicant and each guarantor to the Credit Grantor shall be made in writing and shall not be deemed to have been delivered until the Credit Grantor actually signs for it.

3. The address of the Credit Grantor shall be subject to the stipulations in this Contract, and any change shall be announced in the media. The address of the Credit Applicant and Guarantor shall be subject to the Confirmation of Service Address. In case of any change, the Credit Grantor shall be notified in writing.

Article 34 The following documents or annexes (if any) shall be an integral part of this Contract and shall have the same legal effect.

1. The specific Business Contract, Loan Receipt, List of Secured Properties, Letter of Declaration, Letter of Undertaking, Letter of Confirmation, etc. under this Contract;

2. Written Supplementary Contract/Agreement reached by the parties on the matters not covered or changed in this Contract;

3. All kinds of applications and power of attorney submitted by the Credit Applicant and the Guarantee to the Credit Grantor and confirmed and approved by the Credit Grantor.

Article 35 The signing, interpretation and matters not covered in this Contract shall be governed by the laws of the People’s Republic of China. Any dispute in the performance of the Contract shall be settled by the parties through negotiation. If the parties fail to reach an agreement through negotiation, the dispute shall be settled in the manner agreed in Article 5 of this Contract. During the period that the dispute fails to be unresolved, the parties shall continue to perform other clauses stipulated in the Contract, except for matters in dispute.

Article 36 Supplementary Provisions

(I) Effectiveness and Invalidity of the Contract This Contract shall come into force after the personnel of each party with the right of signing have signed it (if the party concerned is a legal person or an unincorporated organization, its official seal or special seal for Contract shall be affixed) and the guarantee procedures agreed in Article 4 of this Contract have been handled, and it shall be automatically invalid until the arrears under this Contract are paid off.

(II) Change of Contract

1. If either party (Credit Grantor or Credit Applicant) needs to change the terms of this Contract, it must obtain the written consent of the other party unless otherwise agreed in this Contract.

2. The Credit Grantor may transfer its rights under this Contract to other parties without obtaining the consent of the Credit Applicant or each Guarantor. The Credit Grantor shall notify the Credit Applicant and each guarantor of the transfer of rights, and the notice may be made in writing, in the form of a public announcement in the media, or in other forms. If the Credit Grantor needs to change the guarantee registration for the transfer of rights, the Guarantee shall cooperate.

3. If the Credit Applicant intends to transfer the debts under this Contract to a third party, it shall obtain the written consent of the Credit Grantor and each Guarantor, and this Contract shall continue to be valid until the Transferee and the Credit Grantor re-sign the Contract.

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Shenzhen Rural Commercial Bank	Innovating Finance, and Serving Community

4. The Credit Grantor and the Guarantor agree that if the Credit Grantor allows the Credit Applicant to transfer all or part of the debts, the guarantee liability of the Guarantor shall not be relieved even without the written consent of the Guarantor, which means that the Guarantor shall still bear the guarantee liability for all the debts.

(III) The Credit Applicant and the Guarantor irrevocably authorize the Credit Grantor to provide their identity information, loan information and other credit information to the People’s Bank of China and other credit rating agencies approved by the government. All consequences arising from the use of the above-mentioned information by the above-mentioned institutions for any use or purpose or from the provision of the above-mentioned information to the outside persons shall be handled by the above-mentioned institutions through their own negotiation and have nothing to do with the Credit Grantor.

(IV) If there is no definite evidence to the contrary, both the Credit Applicant and the Guarantor shall recognize the arrears, repayment records or vouchers provided by the Credit Grantor, and shall not raise any objection for the above records and vouchers unilaterally produced by the Credit Grantor.

Important Information:

All terms of this Contract have been fully negotiated by the parties. The Credit Grantor (hereinafter referred to as “the Bank”) has requested the other parties concerned to read all the terms and conditions and paid special attention to the terms and conditions regarding the exemption or limitation of the Bank’s responsibilities, the certain rights unilaterally possessed by the Bank, the increase of the responsibilities of the other parties concerned or the limitation over the rights of the other parties concerned, and has made a full and accurate understanding of them. The Bank has made corresponding explanations on the terms of this Contract at the request of other parties concerned, and the parties to the Contract have the same understanding of the terms of this Contract.

The Column for the Signature and Seal of the Parties Concerned:

Credit Grantor (Lender):	Shenzhen Rural Commercial Bank, Longhua branch (Seal)
Legal representative/person in charge:	/s/ Yachun Liu

Credit Applicant (Borrower):	United Time Technology Co., Ltd. (Seal)
Legal representative/person in charge:	/s/ Minfei Bao

Guarantor (Guarantor)::
Legal representative/person in charge:	/s/ Minfei Bao (Fingerprint affixed)

Guarantor (Mortgagor):
Legal representative/person in charge:	/s/ Minfei Bao (Fingerprint affixed)

June 29, 2021

Contract Version: Credit Granting Contract, 2nd Edition, 2021	Commissioning Date: January 2021	Registrant: Qiu Yufeng

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